FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of November 2004
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Tuesday, 16 November, 2004

Dear Shareholder

If you feel aggrieved by the Harmony bid for Gold Fields, you are not alone. We believe that fewer than 100,000 of Gold Fields' 492 million shares have been submitted to Harmony, although it is over three weeks since the start of the offer.   This means only a fraction of one percent of Gold Fields' shares have been tendered.

Over the past weeks, your Board has spoken to the vast majority of Gold Fields' larger shareholders, including many of the most highly respected gold investors in the world. I am pleased to report that there is a widespread feeling of resentment towards Harmony's offer and widespread support for Gold Fields. The terms that Harmony has offered, combined with the way they have structured their bid, has led these shareholders to recognise that the bid would destroy value for them.

We believe Harmony has been less than transparent in what it has disclosed. For example, Harmony claims their gold reserves are 62 million ounces whereas their independent reserve auditors say the true figure is less than 40 million ounces. The difference, Harmony says, is largely due to the inclusion of inferred "life of mine reserves". This is in clear violation of the established code in South Africa for the calculation of reserves, SAMREC, and the principles of Guide 7 in the United States.

You, the shareholders of Gold Fields deserve clean, clear facts. The value of a mining company is almost entirely dependent on the true extent of its reserves. How can you make an informed decision on this offer without an accurate audited reserve statement, which complies fully with SAMREC and Guide 7?

What is indisputable, however, is the destruction of value Harmony has inflicted upon you. Consider if you will; at 15 October 2004, Gold Fields was trading at US$14.94 (ADR), R94.02 (JSE) and gold was trading at $422.78 per ounce. As of 12 November 2004, gold was at US$437.85 per ounce and Gold Fields was trading at R83.50 (JSE). Since Harmony's bid you have lost 11% in the value of each Gold Fields share you own on a Rand basis. Harmony by contrast has fallen from US$12.56 (ADR), R83.50 (JSE) to US$11.05 (ADR), R65.70 (JSE), a 21% erosion in value for Harmony shareholders on a Rand basis.

The value of Harmony's offer to Gold Fields shareholders is now worth R83.77 (JSE), US$14:09 (ADR) per Gold Fields share. Their offer is worth much less than the price your shares were trading at before this offer, despite the fact that the gold price has gone up substantially during this period. Your Board fears this situation may yet get worse.

Why would you want this offer? Despite the talk of cost cutting, all Harmony has actually done thus far is lost you and their own shareholders more than R7 billion in value. It is also far from clear that their proposed cost cuts are sustainable without massive job losses and damage to the life span of some of the finest gold mines in the world.

I urge you not to submit your shares or ADRs to this offer, which your Board believes is not in your interests and is of questionable value. Furthermore, we are exploring all avenues to protect your interests as a shareholder.

Gold Fields does not <u>need</u> Harmony, and as we have said many times over the last few weeks, with the offer they have made for our company, Gold Fields certainly does not <u>want</u> Harmony and all of its associated problems.

This matter is far from over and the Gold Fields management team remains focused on protecting value for all shareholders.

Yours faithfully



CHRIS THOMPSON

In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed

by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 November 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs